                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                ______________


                                  FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              CBC HOLDING COMPANY
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                           GEORGIA                       APPLIED FOR
               -------------------------------        ----------------
               (State or other jurisdiction of        (I.R.S. employer
               incorporation or organization)        identification no.)


       102 WEST ROANOKE DRIVE, FITZGERALD, GEORGIA            31750
       -------------------------------------------          ----------
          (Address of principal executive offices)          (Zip code)


Registrant's telephone number, including area code   (912) 423-4321
                                                     --------------


Securities to be registered pursuant to Section 12(b) of the Act:

                                                Name of Each Exchange on Which
  Title of Each Class to be so Registered       Each Class is to be Registered
  ---------------------------------------       ------------------------------

          NOT APPLICABLE                               NOT APPLICABLE
          --------------                               --------------


Securities to be registered pursuant to Section 12(g) of the Act:


                         COMMON STOCK, $1.00 PAR VALUE
                         -----------------------------
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

                                  THE COMPANY
                                  -----------

      CBC Holding Company (the "Company") was incorporated as a Georgia corporation on October 15, 1996 for the purpose of acquiring all of the issued and outstanding shares of Common Stock of Community Banking Company of Fitzgerald (the "Bank"). The Company became the holding company of the Bank pursuant the Plan of Reorganization, dated October 25, 1996, by and among the Company, the Bank and Interim Fitzgerald Company, a wholly-owned subsidiary of the Company ("Interim"). Pursuant to the terms of the Plan of Reorganization, Interim merged with and into the Bank and the shareholders of the Bank received one share of Company Common Stock for each share of Bank Common Stock. The merger became effective on March 31, 1997.

      The purpose for creating a holding company structure was to facilitate the Bank's ability to serve its customers' requirements for financial services. The holding company structure also provides flexibility for expansion of the Company's banking business through the possible acquisition of other financial institutions and the provision for additional banking-related services that a traditional commercial bank cannot provide under present laws.

      Any additional future non-banking activities to be conducted by the Company may include financial and other activities permitted by law, and such activities could be conducted by subsidiary corporations that have not yet been organized. Commencement of non-banking operations by the Company or by its subsidiaries, if they are organized, will be contingent upon the appropriate regulatory authority.

      Except for two officers of the Bank who serve as officers of the Company, the Company does not have any employees.

      The Company's main office is located at 102 West Roanoke Drive, Fitzgerald, Georgia. Other than opening a drive-through facility on Main Street in Fitzgerald, Georgia, the Company does not have any immediate plans to establish additional offices.


                                    THE BANK
                                    --------

GENERAL

      The Bank was incorporated on January 19, 1996 and began operations on April 19, 1996. The Bank purchased certain loans and assumed certain deposits from Bank South N.A. (now known as NationsBank of Georgia, N.A.) ("Bank South") pursuant to a Purchase and Assumption Agreement, dated October 18, 1995. The Bank also purchased its current facilities from Bank South pursuant to the Purchase and Assumption Agreement.

      The Bank is located in Fitzgerald, Georgia and its trade area includes all of Ben Hill County, Georgia. Fitzgerald serves as the county seat of Ben Hill County and is the center of banking in Ben Hill County.

      The Bank was established in the Bank South branch located at 102 West Roanoke Drive in Fitzgerald. Additionally, the Bank plans to operate a two-lane drive through located on Main Street in downtown Fitzgerald, which the Bank intends to open prior to the end of 1997.

LENDING ACTIVITIES

      The Bank was established to support Ben Hill County and the immediately-surrounding counties. The Bank's primary commercial lending function is to make short-term loans to local business customers and the Bank has developed a strong agribusiness portfolio. In addition to commercial loans, the Bank makes installment loans, home equity loans, real estate loans and second mortgage loans.

      REAL ESTATE LOANS. The Bank makes and holds real estate loans, consisting primarily of single-family residential construction loans for one-to-four unit family structures. The Bank requires a first lien position on the land associated with the construction project and will offer these loans to professional building contractors and homeowners. Loan disbursements require on-site inspections to assure the project is on budget and that the loan proceeds are being used for the construction project and not being diverted to another project. The loan-to-value ratio for such loans is predominantly 80% of the lower of the as-built appraised value or project cost, and a maximum of 90% if the loan is amortized. Loans for construction can present a high degree of risk to the lender, depending upon, among other things, whether the builder can sell the home to a buyer, whether the buyer can obtain permanent financing, whether the transaction produces income in the interim and the nature of changing economic conditions.

      CONSUMER LOANS. The Bank makes consumer loans, consisting primarily of installment loans to individuals for personal, family and household purposes, including loans for automobiles, home improvements, education loans and investments. Risks associated with consumer loans include, but are not limited to, fraud, deteriorated or non-existing collateral, general economic downturn and customer financial problems.

      COMMERCIAL LOANS. Commercial lending is directed principally toward small to mid-size businesses whose demand for funds fall within the legal lending limits of the Bank. This category of loans includes loans made to individual, partnership or corporate borrowers, and obtained for a variety of business purposes. Risks associated with these loans can be significant and include, but are not limited to, fraud, bankruptcy, economic downturn, deteriorated or non-existing collateral and changes in interest rates.

      The Bank also makes loans to small businesses with respect to which the Small Business Administration ("SBA") guarantees repayment of up to 90% of the loan amount, subject to certain other limitations. The Bank sells the guaranteed portion of those loans to institutional investors in the secondary market. On such loans, the Bank retains the servicing rights and obligations on the guaranteed portions sold. Risks associated with these loans include, but are not limited to, credit risk, e.g., fraud, bankruptcy, economic downturn, deteriorated or non-existing collateral and changes in interest rates, and operational risk, e.g., failure to adhere to SBA funding and servicing requirements in order to secure and maintain the SBA guarantees and servicing rights.

      AGRICULTURAL LOANS. The Bank makes loans to agriculture-related businesses, including loans to farmers. Risks associated with such loans include, but are not limited to, decline in commodity price, general economic downturn, changes in market prices of the underlying commodities produced, fraud, bankruptcy, deteriorated and non-existing collateral and changes in interest rates.

INVESTMENTS

      In addition to loans, the Bank makes other investments primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States and other taxable securities. No investment in any of those instruments exceeds any applicable limitation imposed by law or regulation.

DEPOSITS

      The Bank offers core deposits, including checking accounts, money market accounts, a variety of certificates of deposit, and IRA accounts. The Bank uses an aggressive marketing plan in the overall service area, a broad product line, and competitive services to attract deposits. The primary sources of deposits are residents of, and businesses and their employees located in Ben Hill County, obtained through personal solicitation by the Bank's employees, officers and directors, direct mail solicitations and advertisements published in the local media. Deposits are generated by offering a broad array of competitively priced deposit services, including demand deposits, regular savings accounts, money market deposits (transaction and investment), certificates of deposit, retirement accounts, and other deposit or funds transfer services which may be permitted by law or regulation and which may be offered to remain competitive in the market.

ASSET AND LIABILITY MANAGEMENT

      The Bank manages its assets and liabilities to provide an optimum and stable net interest margin, a profitable after-tax return on assets and return on equity, and adequate liquidity. These management functions are conducted within the framework of written loan and investment policies. The Bank maintains a balanced position between rate sensitive assets and rate sensitive liabilities. Specifically, it charts assets and liabilities on a matrix by maturity, effective duration, and interest adjustment period, and endeavors to manage any gaps in maturity ranges.

EMPLOYEES

      As of April 21, 1997 the Bank had 25 full-time employees and 2 part-time employees.

COMPETITION

      Ben Hill County has offices of four commercial banks. The commercial banks include branch offices of NationsBank and SouthTrust, and First State Bank of Ocilla, as well as the locally owned Bank of Fitzgerald.


SUPERVISION AND REGULATION

    The following discussion sets forth the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to the Company.

GENERAL. The Company is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). As such, the Company is subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

    The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (a) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank; (b) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (c) it may merge or consolidate with any other bank holding company.

    The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, which is discussed below.

    The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), which became effective on September 29, 1995, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that the Company, and any other bank holding company located in Georgia may now acquire a bank located in any other state, and any bank holding company located outside Georgia may lawfully acquire any Georgia-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state has the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether.

    In February 1996, the Georgia Legislature adopted the "Georgia Interstate Branching Act" effective June 1, 1997. The Georgia Interstate Branching Act will permit Georgia-based banks and bank holding companies owning or acquiring banks outside of Georgia and all non-Georgia banks and bank holding companies owning or acquiring banks in Georgia to merge any lawfully acquired bank into an interstate branch network. The Georgia Interstate Branching Act also allows banks to establish de novo branches on a limited basis beginning July 1, 1996. Beginning July 1, 1998, the number of de novo branches which may be established will no longer be limited.

    The BHC Act generally prohibits the Company from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible non-banking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

    The Bank is a member of the Federal Deposit Insurance Corporation (the "FDIC"), and as such, its deposits are insured by the FDIC to the maximum extent provided by law. The Bank is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and it is supervised and examined by one or more state or federal bank regulatory agencies.

    The FDIC and the Georgia Department of Banking and Finance (the "Georgia Department") regularly examine the operations of the Bank and is given authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The FDIC and the Georgia Department also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS. The Company is a legal entity separate and distinct from its banking subsidiary. The principal sources of cash flow of the Company, including cash flow to pay dividends to its shareholders, are dividends by the Bank. There are statutory and regulatory limitations on the payment of dividends by the Bank to the Company as well as by the Company to its shareholders.

    If, in the opinion of the federal banking regulator, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "-- Prompt Corrective Action." Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

    At December 31, 1996, under dividend restrictions imposed under federal and state laws, the Bank was not permitted to pay dividends.

    The payment of dividends by the Company and the Bank may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY. The Company and the Bank are required to comply with the capital adequacy standards established by the Federal Reserve and the appropriate federal banking regulator in the case of Bank. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

    The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

    The minimum guideline for the ratio (the "Total Risk-Based Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%. At least half of Total Capital must comprise common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At December 31, 1996, the Company's consolidated Total Risk-Based Capital Ratio and its Tier 1 Risk-Based Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 16.3% and 14.9%, respectively.

    In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3%, plus an additional cushion of 100 to 200 basis points. The Company's Leverage Ratio at December 31, 1996 was 7.74%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

    The Bank is subject to risk-based and leverage capital requirements adopted by the FDIC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

    The Bank was in compliance with applicable minimum capital requirements as of December 31, 1996. The Company has not been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it or its subsidiary depository institution.

    Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "-- Prompt Corrective Action."

    The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve and the FDIC have, pursuant to FDICIA, recently adopted final regulations, which will become mandatory on January 1, 1998, requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a bank's capital adequacy. The bank regulatory agencies have concurrently proposed a methodology for evaluating interest rate risk which would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures. The market risk rules will apply to any bank or bank holding company whose trading activity equals 10% or more of its total assets, or whose trading activity equals $1 billion or more.

SUPPORT OF SUBSIDIARY INSTITUTIONS. Under Federal Reserve policy, the Company is expected to act as a source of financial strength for, and to commit resources to support, each of its banking subsidiaries. This support may be required at times when, absent such Federal Reserve policy, the Company may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

    Under the Federal Deposit Insurance Act ("FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with
(a) the default of a commonly controlled FDIC-insured depository institution or
(b) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The subsidiary depository institution of the Company is subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of the subsidiary would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the depository institution's banking affiliates, and a potential loss of the Company's investment in such other subsidiary depository institutions.

PROMPT CORRECTIVE ACTION. FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

    The capital levels established for each of the categories are as follows:

                                               Total          Tier 1 Risk-
 Capital Category     Tier 1 Capital    Risk-Based Capital   Based Capital       Other
==========================================================================================
Well Capitalized     5% or more         10% or more          6% or more      Not subject
                                                                             to a capital
                                                                             directive

Adequately           4% or more         8% or more           4% or more           --
 Capitalized

Undercapitalized     less than 4%       less than 8%         less than 4%         --

Significantly        less than 3%       less than 6%         less than 3%         --
 Undercapitalized

Critically           2% or less              --                    --             --
 Undercapitalized    tangible equity
==========================================================================================

    For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

    An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to certain limitations. The obligation of a controlling holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

    At December 31, 1996, the Bank had the requisite capital levels to qualify as well capitalized.

FDIC INSURANCE ASSESSMENTS. Pursuant to FDICIA, the FDIC adopted a new risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The new system, which went into effect on January 1, 1994, assigns an institution to one of three capital categories: (a) well capitalized; (b) adequately capitalized; and (c) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, as well as the prior transitional system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for members of both the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF") for the first half of 1995, as they had during 1994, ranged from 23 basis points (0.23% of deposits) for an institution in the highest category (i.e., "well capitalized" and "healthy") to 31 basis points (0.31% of deposits) for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern"). These rates were established for both funds to achieve a designated ratio of reserves to insured deposits (i.e., 1.25%) within a specified period of time.

    Once the designated ratio for the BIF was reached in May 1995, the FDIC reduced the assessment rate applicable to BIF deposits in two stages, so that, beginning 1996, the deposit insurance premiums for 92% of all BIF members in the highest capital and supervisory categories were set at $2,000 per year, regardless of deposit size. The FDIC elected to retain the existing assessment rate range of 23 to 31 basis points for SAIF members for the foreseeable future given the undercapitalized nature of that insurance fund.

    Recognizing that the disparity between the SAIF and BIF premium rates had adverse consequences for SAIF-insured institutions and other banks with SAIF assessed deposits, including reduced earnings and an impaired ability to raise funds in capital markets and to attract deposits, on July 28, 1995, the FDIC, the Treasury Department, and the Office of Thrift Supervision released statements outlining a proposed plan to recapitalize the SAIF, the principal feature of which was a special one-time assessment on depository institutions holding SAIF-insured deposits, which was intended to recapitalize the SAIF at a reserve ratio of 1.25%. This proposal contemplated elimination of the disparity between the assessment rates on BIF and SAIF deposits following recapitalization of the SAIF.

    A variation of this proposal designated the Deposit Insurance Funds Act of 1996 (the "Funds Act") was enacted by Congress as part of the omnibus budget legislation and signed into law on September 30, 1996. As directed by the Funds Act, the FDIC implemented a special one-time assessment of approximately 65.7 basis points (0.657%) on a depository institution's SAIF-insured deposits held as of March 31, 1995 (or approximately 52.6 basis points on SAIF deposits acquired by banks in certain qualifying transactions).

    In addition, the FDIC proposed a revision in the SAIF assessment rate schedule that effected, as of October 1, 1996 (a) a widening in the assessment rate spread among institutions in the different capital and risk assessment categories, (b) an overall reduction of the assessment rate range assessable on SAIF deposits of from 0 to 27 basis points, and (c) a special interim assessment rate range for the last quarter of 1996 of from 18 to 27 basis points on institutions subject to FICO assessments. Effective January 1, 1997, FICO assessments will be imposed on both BIF- and SAIF-insured deposits in annual amounts presently estimated at
1.29 basis points and 6.44 basis points, respectively. Beginning in January, 2000, BIF- and SAIF- insured institutions will share the FICO interest costs at equal rates currently estimated 2.43 basis points. The Funds Act further provides that BIF and SAIF are to be merged, creating the "Deposit Insurance Fund," on January 1, 1999, provided that bank and savings association charters are combined by that date.

    Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

PROPOSED LEGISLATION AND REGULATORY ACTION. New regulations and statutes are regularly proposed which contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation's financial institutions. It cannot be predicted whether or what form any proposed regulation or statute will be adopted or the extent to which the business of the Company may be affected by such regulation or statute.


ITEM 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS.


                                    GENERAL
                                    -------

    The Bank was incorporated on January 19, 1996 (the "Inception Date"). From the Inception Date to April 18, 1996, the Bank's principal activities related to its organization, the conducting of its initial public offering, the pursuit of approvals from the Georgia Department and the FDIC of its application to charter the Bank.

    On April 18, 1996, the Bank completed its offering of shares of the Bank's common stock by receiving subscriber deposits for 664,097 shares at $5.00 per
share.   The Bank was capitalized with $3,320,485 of common stock, par value
$10.00 per share and $3,154,461 of paid-in capital and a reserve for initial operating losses of $166,024, as required by the DBF.

    On April 19, 1996, the Bank commenced operations after receiving all regulatory approvals and insurance on its deposits from the FDIC.

    On October 25, 1996, the Bank entered into a Plan of Reorganization with the Company and Interim Fitzgerald Company, a wholly-owned subsidiary of the Company ("Interim"). Pursuant to the terms of the Plan of Reorganization, Interim merged with and into the Bank (the "Merger") and the shareholders of the Bank exchanged their shares of Bank common stock for Company common stock. As a result of the Merger, the Company became the sole shareholder of the Bank, effective March 31, 1997.

    Management's discussion which follows relates to the Bank.

                                USE OF PROCEEDS
                                ---------------

    The following table sets forth the projected use of the net proceeds of the Offering as was described in the Supplement to the Bank's Registration Statement dated December 14, 1995, and compares the projected use of the net proceeds to the actual use as of December 31, 1996.

                                                 Amount                   Actual
                                                Under DBF    Maximum     Proceeds
                                                Condition    Offering      Use
                                              ------------------------------------
Gross Proceeds from Offering                    $6,000,000  $7,000,000  $6,640,970  (a)
                                              ====================================
Use of Proceeds -
   Organizational and Pre-Opening Expenses      $  134,700  $  134,700  $  199,237  (b)
   Acquisition of Land, Building & Equipment     2,020,000   2,020,000   1,877,553
   Working Capital                               3,845,300   4,845,300   4,564,180  (c)
                                              ------------------------------------
         Total                                  $6,000,000  $7,000,000  $6,640,970
                                              ====================================

  (a) The Bank sold 664,097 shares, which produced gross proceeds of $6,640,970. Offers and sales of the common stock were made on behalf of the Bank by its officers and directors and they received no commissions or other remuneration in connection with such activities, but were reimbursed for their reasonable expenses incurred in the Offering.

  (b) Includes organizational, stock offering, and pre-opening expenses. Amount does not include interest earned from investment of the net proceeds from the Offering during the pre-opening stage.

  (c) The remaining proceeds have been used to provide working capital for the Bank and fund the purchase of the assets and liabilities of the Fitzgerald, Georgia branch of Nationsbank, N.A. (formerly Bank South, N.A.). The following schedule is a summary of the acquisition transaction:


LIABILITIES ASSUMED AND ASSETS ACQUIRED:
 Customer deposits assumed                                          $43,698,774
 Accrued interest payable on deposits                                   356,810
-------------------------------------------------------------------------------
              Total liabilities assumed                              44,055,584
-------------------------------------------------------------------------------
 Less:
  Loans purchased, net of estimated loan losses                      21,424,166
  Accrued interest receivable purchased                                 232,761
  Real estate and equipment                                           1,877,553
  Premium paid to seller on deposits assumed and loans purchased      2,692,939
-------------------------------------------------------------------------------
              Total assets acquired                                  26,227,419
-------------------------------------------------------------------------------
              Net cash received from acquisition                    $17,828,165
-------------------------------------------------------------------------------

  The excess of the fair value of net liabilities assumed over net cash received of $2,692,939, representing premiums paid for loans and deposits, has been allocated to goodwill and is being amortized on the straight line method for 15 years.

                              FINANCIAL CONDITION
                              -------------------

  At December 31, 1996, the Company had concluded eight months of banking operations with $53,680,223 in total assets. At year end, total deposits had grown to $46,661,100 and total loans had grown to $23,537,462. This represented a loan to deposit ratio at year end of 50.4%.

CAPITAL

  At December 31, 1996, the Bank's capital position was well in excess of FDIC guidelines to meet the definition of "well capitalized". Based on the level of the Bank's risk weighted assets at year end, the Bank had $1.7 million more capital than necessary to satisfy the "well-capitalized" criteria. The Bank's capital adequacy is monitored quarterly by the Bank's Asset/Liability Committee, as asset and liability growth, mix and pricing strategies are developed.

LIQUIDITY

  The Bank's internal and external liquidity resources are considered by management to be adequate to handle expected growth and normal cash flow demands from existing deposits and loans. At December 31, 1996, the securities available for sale had grown from $0 at April 18, 1996 (date of acquisition) to $17,900,701. The Bank had no securities classified as held to maturity as of December 31, 1996. Federal funds sold were $5,050,000 at year-end, down from $23,828,875 at April 18, 1996 due to investing of these funds in securities.

  Current deposits provide the primary liquidity resource for loan disbursements and Bank working-capital. Despite the anticipated losses in the first years of operations, the Bank expects earnings from loans and investments and other banking services as well as the current loan to deposit position to provide sufficient liquidity for both the short and long term. The Bank intends to manage its loan growth such that deposit flows will provide the primary funding for all loans as well as cash reserves for working capital and short to intermediate term marketable investments.

RESULTS OF OPERATIONS

  The Bank had a net loss of $110,439 ($0.17 per share) from January 19, 1996 (date of inception) to December 31, 1996.

  The 1996 loss represents the first eight months of operations of the Bank. Interest income from loans and investments, including loan fees of $37,793, was $2,582,714, representing a yield of 7.76% on average earning assets of $47,274,609. Interest expense was $1,379,152, representing a cost of 4.85% on average interest bearing liabilities of $40,377,951. Net interest income was $1,203,562, producing a net yield of 3.64% on average earning assets.

  The provision for loan losses in 1996 was $21,000. Total loan charge-offs were $47,125 and were related to the Bank's consumer loan portfolio. At December 31, 1996, the Bank had no loans past due 90 days or more and had no non-accrual loans. The allowance for loan losses at year end was $359,146, representing 1.53% of total loans.

  Management takes a number of factors into consideration when determining the additions to be made to the loan loss allowance. Since the Bank is approaching the end of its first year of operations, it does not have a sufficient history of portfolio performance on which to base additions. Accordingly, additions to the reserve are primarily based on maintaining a ratio of the allowance for loan losses to total loans in a range of 1.00% to 1.50%. This is based on national peer group ratios and Georgia ratios which reflect average ratios of 0.99%
(national peer) and 1.50% (Georgia).   Under this methodology, charge-offs will
increase the amount of additions to the allowance and recoveries will reduce additions.

  In addition, management performs an on-going loan review process. All new loans are risk rated under loan policy guidelines. On a monthly basis, the composite risk ratings are evaluated in a model which assesses the adequacy of the current allowance for loan losses, and this evaluation is presented to the
Board of Directors each month.   Large loans are reviewed periodically.  Risk
ratings may be changed if it appears that new loans may not have received the proper initial grading or, if on existing loans, credit conditions have improved or worsened.

  As the Bank matures, the additions to the loan loss allowance will be based more on historical performance, the detailed loan review and allowance adequacy evaluation.

  The Bank's policy is to place loans on nonaccrual status when it appears that the collection of principal and interest in accordance with the terms of the loan is doubtful. Any loan which becomes 90 days past due as to principal or interest is automatically placed on nonaccrual.

  Non-interest income in 1996 was $179,597. This consisted primarily of service charges on deposit accounts which were $136,456 and credit life and disability insurance premium income which was $14,054. Service charges on deposit accounts are evaluated annually against service charges from other banks in the local market and against the Bank's own cost structure in providing the deposit services. This income should grow with the growth in the Bank's demand deposit account base. The credit life and disability insurance premium income is sold primarily on consumer installment debt and should grow with the growth in the Bank's consumer loan portfolio.

  Non-interest expense in 1996 was $1,530,367. This consisted primarily of salaries and benefits which were $635,297. Other major expenses included in non-interest expense included amortization of $153,706, supplies of $85,728, data processing of $57,749, and professional fees of $85,121.

INTEREST RATE SENSITIVITY

  Improvement in earnings of the Bank depend upon continued earning asset growth, good asset quality and a relatively stable economic environment. Management feels it is reasonable for the Bank to continue to experience steady earning asset growth as long as interest rates remain relatively stable. The Bank is asset sensitive (meaning that rising rates tend to be beneficial) in the near and long term and is liability sensitive at the one year time horizon (meaning that falling rates tend to be beneficial) to the Bank's net interest margin. If interest rates were to rise in excess of 200 basis points, the Bank could experience improved earnings in the near term, but such a rate increase might significantly reduce the demand for loans in the Bank's local market, thus diminishing the prospects for improved earnings. If interest rates were to fall in excess of 200 basis points, the Bank could experience a short term decline in net interest margin and may even have difficulty retaining maturing certificates of deposit without having to pay above market rates.


ITEM 3.       DESCRIPTION OF PROPERTY.

    The Bank's main office is located in Fitzgerald, Georgia, at 102 West Roanoke Drive. The two-story brick building contains approximately 11,152 square feet, with an attached drive-up canopy of approximately 1,400 square feet. It is located on approximately 1.408 acres of land and contains 39 regular parking spaces and two handicap spaces. The building has seven teller stations inside the building, three drive-up teller stations, and one ATM station. The drive-up window is located behind the teller stations. The banking platform, with four personal banker positions, is across the lobby area from the teller stations, and behind this area are six offices for lending functions. The facility contains a training room, operations space, and a board room on the upper level, with significant room for expansion. The Bank plans to open a drive-through facility located on South Main Street in Fitzgerald.

    Other than normal real estate and commercial lending activities, the Company does not invest in real estate, real estate mortgages, or securities of or interest in entities primarily engaged in real estate activities.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

    The following table sets forth certain information regarding the Company's Common Stock, $1.00 par value, owned as of April 4, 1997, (a) by each of the Company's directors, and (b) by all of the Company's directors and executive officers as a group. There are no non-director shareholders who own more than 5% of the outstanding 664,097 shares of the Company's Common Stock.

         Name and Address of            Number of
         Beneficial Owner/1/              Shares    Percent of Class
--------------------------------------  ----------  -----------------
Sidney S. (Buck) Anderson, Jr.           70,000/2/       10.54%
701 South Grant Street
Fitzgerald, Georgia 31750

James Thomas Casper, III                 10,000/3/        1.51%
116 Cherokee Court
Fitzgerald, Georgia 31750

John T. Croley, Jr.                      25,000/4/        3.76%
132 Lakeview Drive
Fitzgerald, Georgia 31750

A.B.C. (Chip) Dorminy, III               28,500/5/        4.29%
248 Lincoln Avenue
Fitzgerald, Georgia 31750

John S. Dunn                              5,000/6/        0.75%
619 Highway 129 South
Fitzgerald, Georgia 31750

William P. Herlovich                      1,000/7/        0.15%
104 Manassas Court
Fitzgerald, Georgia 31750

Lee Phillip Liles                         5,000/8/        0.75%
204 Meadowlark Lane
Fitzgerald, Georgia 31750

L. Wayne Lowrey                           1,000/9/        0.15%
1072 Roanoke Drive Extension
Fitzgerald, Georgia 31750

         Name and Address of            Number of
         Beneficial Owner/1/              Shares    Percent of Class
--------------------------------------  ----------  -----------------
Steven L. Mitchell                       5,000/10/        0.75%
1208 W. Roanoke Drive
Fitzgerald, Georgia 31750

James A. Parrott, II                     7,600/11/        1.14%
146 Franklin
Fitzgerald, Georgia 31750

Jack F. Paulk                           11,200/12/        1.69%
103 Cherokee Court
Fitzgerald, Georgia 31750

George M. Ray                            2,300/13/        0.35%
1046 West Roanoke Drive
Fitzgerald, Georgia 31750

Robert E. Sherrell                      10,000/14/        1.51%
815 West Magnolia
Fitzgerald, Georgia 31750

John Edward Smith, III                   1,000/15/        0.15%
141 Whispering Way
Fitzgerald, Georgia 31750

Directors and Executive Officers,      182,600           27.6%
 as a group/16/

 /1/ Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The information shown above is based upon information furnished to the Company by the named persons. Information relating to beneficial ownership of the Shares is based upon "beneficial ownership" concepts set forth in rules promulgated under the Securities Exchange Act of 1934, as amended. Under such rules a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within 60 days. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities.

 /2/ Consists of 70,000 shares owned directly by Mr. Anderson.

 /3/ Consists of 10,000 shares owned jointly by Mr. Casper and his spouse.

 /4/ Consists of 25,000 shares owned directly Mr. Croley.

 /5/ Consists of (i) 10,000 shares owned by ABCD Farms, Inc. of which Mr.
     Dorminy is President; (ii) 75,000 shares owned directly by Mr. Dorminy;
     (iii) 10,000 owned by Mr. Dorminy's wife, as to which beneficial ownership is shared; (iv) 500 shares owned by Mr. Dorminy's son, as to which beneficial ownership is shared; (v) 500 shares owned by Mr. Dorminy's daughter, as to which beneficial ownership is shared.

 /6/ Consists of 5,000 shares owned directly by Mr. Dunn.

 /7/ Consists of 1,000 shares owned jointly by Mr. Herlovich and his wife.

 /8/ Consists of 5,000 shares owned directly by Mr. Liles.

 /9/ Consists of 1,000 shares owned jointly by Mr. Lowrey and his spouse.

/10/ Consists of (i) 3,000 shares owned directly by Mr. Mitchell; (ii) 1,000 shares held by Mr. Mitchell as custodian for his daughter, as to which beneficial ownership is shared; and (iii) 1,000 shares held by Mr. Mitchell as custodian for his son, as to which beneficial ownership is shared.

/11/ Consists of (i) 7,500 shares owned directly by Mr. Parrott and (ii) 100 shares owned by Mr. Parrott's spouse, as to which beneficial ownership is shared.

/12/ Consists of (i) 10,000 shares owned directly by Mr. Paulk; (ii) 500 shares owned by Mr. Paulk's spouse, as to which beneficial ownership is shared;
     (iii) 700 shares owned by Mr. Paulk's daughters, as to which beneficial ownership is shared.

/13/ Consists of 2,300 shares owned in an IRA account for Mr. Ray.

/14/ Consists of 10,000 shares owned directly by Mr. Sherrell.

/15/ Consists of 1,000 shares owned directly by Mr. Smith.

/16/ The following persons are executive officers of the Company:  L. Wayne
     Lowrey, President and Chief Executive Officer; John T. Croley, Secretary/Treasurer.


ITEM 5.       DIRECTORS AND EXECUTIVE OFFICERS.

    The table below sets forth for each director (a) his name, (b) his age at December 31, 1996, and (c) his position with the Company or the Bank and his other business experience for the past five years.


              NAME                AGE              OCCUPATION
              ----                ---              ----------
Sidney S. (Buck) Anderson, Jr.     61    General Manager - Dixie Peanut
                                         Company

James Thomas Casper, III           41    Certified Public Accountant

John T. Croley, Jr.                47    Attorney

A.B.C. (Chip) Dorminy, III         48    President ABCD Farms, Inc.
                                         CEO - Farmers Quality Peanut Co.
                                         and D&F Grain Co.

John S. Dunn                       52    Owner - Shep Dunn Construction

William P. Herlovich               68    Retired Banker

Lee Phillip Liles                  47    Agency Manager - Georgia Farm
                                         Bureau Mutual Insurance Co.

L. Wayne Lowrey                    40    President and CEO of the Bank

Steven L. Mitchell                 39    President Mitchell Bros. Timber Co.

James A. Parrott, II               57    Owner - Standard Supply Co. &
                                         Building Materials, Inc.

Jack F. Paulk                      47    Agency Field Executive - State
                                         Farm Insurance

George M. Ray                      50    Executive Vice President & Senior
                                         Credit Officer for the Bank

Robert E. Sherrell                 60    Attorney

John Edward Smith, III             48    Attorney

    Each of the directors serves a term of one year and is subject to reelection at the Company's Annual Meeting of Shareholders.

ITEM 6.       EXECUTIVE COMPENSATION.

                Summary of Cash and Certain Other Compensation

    The following table provides certain summary information concerning compensation paid or accrued by the Company or its subsidiary to or on behalf of its President and Chief Executive Officer for the fiscal year ended December 31, 1996:

                              Annual Compensation
                              --------------------

                                                                                  Long Term
                                                                                 Compensation
Name and                                                      Other Annual   Options      All Other
Principal Position       Year       Salary         Bonus      Compensation  Granted (#)  Compensation
--------------------  ---------  -------------  ------------  ------------  ----------   ------------
L. Wayne Lowrey,        1996       $60,585*          0              0            0             0
 President and
 Chief Executive Officer

* From April 19, 1996 through December 31, 1996.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      The Company's directors and executive officers, their immediate family members and certain companies and other entities associated with them, have been customers of and have had banking transactions with the Bank and are expected to continue such relationships with the Bank in the future. As of March 31, 1997, the aggregate outstanding balance of all such loans was approximately $4,199,228, or 64.9% of shareholders' equity. In the opinion of the Company's management, the extensions of credit made by the Bank to such individuals, companies and entities since the Bank began operations (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectibility or present other unfavorable features.


ITEM 8.   DESCRIPTION OF SECURITIES

                                    GENERAL
                                    -------

      The Company is authorized to issue 10,000,000 shares of Common Stock, $1.00 par value, the Company has 664,097 shares of Common Stock, which were held by 636 shareholders of record.

All outstanding shares of Common Stock are fully paid and nonassessable. The following description of the Common Stock is qualified in its entirety by reference to the Articles of Incorporation of the Company, filed as an Exhibit to this Registration Statement on Form 10-SB. See "Part III - Index to Exhibits."

                                   DIVIDENDS
                                   ---------

      Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. Dividends may be paid in cash, property or shares of Common Stock, unless the Company is insolvent or the dividend payment would render it insolvent.

      The Company's ability to pay dividends depends upon the earnings and financial condition of the Bank and certain legal requirements. The Board of Governors of the Federal Reserve System has stated that bank holding companies should not pay dividends except out of current earnings and unless the prospective rate of earnings retention by the Company appears consistent with its capital needs, asset quality and overall financial condition. See "Part I -
Item 1 - Description of Business - Supervision and Regulation."

      The Bank may pay dividends to the Company provided that the payment is not prohibited by the Bank's Article of Incorporation and will not render the Bank insolvent. In addition, the Georgia Financial Institutions Code and the regulations promulgated thereunder by the Georgia Department further provide (a) that dividends of cash or property may be paid only out of the Bank's retained earnings; (b) that dividends may not be paid if the Bank's paid-in capital and retained earnings which are set aside for dividend payment and other distributions do not, in combination, equal at least 20% of the Bank's capital stock, and (c) that dividends may not be paid without prior approval of the Georgia Department if (i) the Bank's total classified assets at its most recent examination exceed 80% of its equity capital, (ii) the aggregate amount of dividends to be declared exceeds 50% of the Bank's net profits after taxes but before dividends for the previous calendar year, or (iii) the ratio of the Bank's equity capital to total adjusted assets is less than 6%.

      The Bank is not currently permitted to pay dividends.

                              NO PREEMPTIVE RIGHTS
                              --------------------

      The holders of Common Stock do not have preemptive rights. This permits the Board of Directors of the Company to utilize the authorized and unissued shares of the Common Stock as it determines to be in the best interests of the Company and its shareholders. Since the Board could issue shares of Common Stock to raise additional equity capital and for other proper corporate purposes, the absence of preemptive rights could result in dilution of a shareholder's interest in the Company. Any issuance of shares, however, would have to be approved by the Company's Board.

                                 VOTING RIGHTS
                                 -------------

      The holders of Common Stock are entitled to one vote per share on all matters presented for action by shareholders, including election of directors, and do not have cumulative voting rights.

                                 OTHER MATTERS
                                 -------------

      Upon the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, and after the payment in full of debts and other liabilities, holders of the Common Stock are entitled to share ratably in all remaining assets. The Common Stock is not subject to liability for further calls or to assessments by the Company and is not subject to redemption, sinking fund or conversion provisions.

                                    PART II


ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND RELATED SHAREHOLDER MATTERS.

      The Common Stock is not traded on an established trading market. As a result, sales prices known to the Company do not necessarily reflect the price that would be paid for the Common Stock in an active market. There have been no trades in the Company's Common Stock since the Company exchanged shares of its Common Stock with the shareholders of the Bank for Bank Common Stock. See "Part I - Item 1 - Description of Business."

      The Company had 636 shareholders of record on April 4, 1997.

      To date, the Company has not paid any cash dividends. It is the current policy of the Company to retain earnings to permit future expansion if deemed desirable. As a result, the Company has no current plan to initiate the payment of cash dividends, and its future dividend policy will depend on the Bank's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of the Company. See "Part I - Item 8 - Description of Securities."


ITEM 2.   LEGAL PROCEEDINGS.

      There are no material pending proceedings to which the Company is a party or of which any of its properties are subject; nor are there material proceedings known to the Company to be contemplated by any governmental authority; nor are there material proceedings known to the Company, pending or contemplated, in which any director, officer or affiliate or any principal security holder of the Company, or any associate of the foregoing, is a party or has an interest adverse to the Company.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

      None.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

      In connection with the incorporation of the Company on October 15, 1997, the Company issued one share of Common Stock to Wayne Lowrey, President and Chief Executive of the Company. The Common Stock so issued was not registered under the Securities Act of 1933, as amended (the "1993 Act"), nor under the Georgia Securities Act of 1973, as amended (the "Georgia Securities Act"), in reliance on exemptions thereunder provided by Section 4(2) of the 1933 Act and
Section 10-5-9(13) of the Georgia Securities Act. Such share was redeemed in connection with the consummation of the Plan of Reorganization.

      Pursuant to the Plan of Reorganization, dated October 25, 1996, by and among the Company, the Bank and Interim, the shareholders of the Bank exchanged their shares for Company Common Stock. Company Common Stock issued pursuant to the Plan of Reorganization was not registered under the 1933 Act, nor under the Georgia Securities Act, in reliance upon exemptions from registration thereunder provided by Section 3(a)(12) of the 1933 Act and Section 10-5-9(12) of the Georgia Securities Act.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                            LIMITATION OF LIABILITY
                            -----------------------

      The Company's Articles of Incorporation, subject to certain exceptions, eliminate the potential personal liability of a director for monetary damages to the Company or its shareholders for breach of a duty as a director. There is no elimination of liability for (a) a breach of duty involving appropriation of a business opportunity of the Company; (b) an act or omission not in good faith or involving intentional misconduct or a knowing violation of law; (c) a transaction from which the director derives an improper personal benefit; or (d) as to the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code dealing with unlawful distribution of corporate assets to shareholders. The Company's Articles of Incorporation do not eliminate or limit the right of the Company or its shareholders to seek injunctive or other equitable relief not involving monetary damages.

      The foregoing provision was included in the Company's Articles of Incorporation to encourage qualified individuals to serve and remain as directors of the Company. While the Company has not experienced any problems in locating and retaining directors to date, it could experience difficulty in the future if the Company's business activities increase and diversify. The foregoing provision was included also to enhance the Company's ability to secure liability insurance for its directors at a reasonable cost. The Board of Directors believes that the limitation of liability provision enables the Company to secure such insurance on terms more favorable than if such a provision were not included in its Articles of Incorporation. The Articles of Incorporation of the

Company are filed as an Exhibit to this Registration Statement on Form 10-SB. See "Part III - Index to Exhibits."

                                INDEMNIFICATION
                                ---------------

      The indemnification provisions in the Company's Bylaws provide that the Company has the power to indemnify under certain circumstances persons who are parties to any civil, criminal, administrative or investigative action, suit or proceeding, by reason of the fact that such person was or is a director, officer, employee or agent of the Company. Except as noted below, these persons would be indemnified against expenses (including, but not limited to, attorney's fees and court costs) and against any judgments, fines and amounts paid in settlement, actually and reasonably incurred by them. These persons may also be entitled to have the Company advance any such expenses prior to the final disposition of the proceeding, provided they agree to repay the Company if it is ultimately determined that they are not entitled to indemnification. In general, the Company has the power to indemnify a director, officer, employee or agent if the Board of Directors determines the individual acted in a manner he or she believed in good faith to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. The Bylaws of the Company are filed as an Exhibit to this Registration Statement on Form 10-SB. See "Part III - Index to Exhibits."

      The Company is not aware of any material pending or threatened action, suit or proceeding involving any of its directors, officers, employees or agents for which indemnification from the Company or the Bank may be sought.

                                    PART F/S





                         COMMUNITY BANKING COMPANY OF
                                  FITZGERALD

                             FINANCIAL STATEMENTS
                         YEAR ENDED DECEMBER 31, 1996

                               TABLE OF CONTENTS
                               -----------------


                                                                  Page
                                                                  ----

INDEPENDENT AUDITORS' REPORT..................................... F-1

FINANCIAL STATEMENTS:

   Balance Sheet................................................. F-2

   Statement of Changes in Shareholders' Equity.................. F-3

   Statement of Income........................................... F-4

   Statement of Cash Flows....................................... F-5

   Notes to Financial Statements................................. F-6


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



Board of Directors
Community Banking Company of Fitzgerald

We have audited the accompanying balance sheet of Community Banking Company of Fitzgerald, as of December 31, 1996, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Community Banking Company of Fitzgerald at December 31, 1996, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                    /s/ Thigpen, Jones Seaton & Co. P.C.



January 17, 1997

COMMUNITY BANKING COMPANY OF FITZGERALD
BALANCE SHEET
-----------------------------------------------------------------------------------------------------------------------

                                                                                                     As of December 31,
                                                                                                   --------------------
                                                                                                             1996
-----------------------------------------------------------------------------------------------------------------------
ASSETS

 Cash and due from banks                                                                                    $ 1,955,359
 Federal funds sold                                                                                           5,050,000
-----------------------------------------------------------------------------------------------------------------------
  Total cash and cash equivalents                                                                             7,005,359
-----------------------------------------------------------------------------------------------------------------------
 Securities available for sale, at fair  value                                                               17,900,701
 Loans, net of unearned income                                                                               23,537,462
 Allowance for loan losses                                                                                     (359,146)
-----------------------------------------------------------------------------------------------------------------------
   Loans, net                                                                                                23,178,316
-----------------------------------------------------------------------------------------------------------------------
 Bank premises and equipment, less accumulated depreciation                                                   2,156,655
 Accrued interest receivable                                                                                    548,427
     Intangible assets, net of amortization                                                                   2,565,772
 Other assets and accrued income                                                                                324,993
-----------------------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                                                                                           $53,680,223
-----------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
 Deposits:
  Non-interest bearing demand deposits                                                                      $ 5,148,136
  Interest-bearing demand deposits                                                                           11,291,918
  Savings deposits                                                                                            2,490,421
  Time deposits  $100,000 or more                                                                             6,240,653
  Other time deposits                                                                                        21,489,972
-----------------------------------------------------------------------------------------------------------------------
   Total deposits                                                                                            46,661,100
 Accrued interest payable                                                                                       330,532
 Other liabilities and accrued expenses                                                                         133,549
-----------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                                         47,125,181
-----------------------------------------------------------------------------------------------------------------------

 Shareholders' Equity:
     Common stock, $5.00 par, authorized 10,000,000 shares, issued and outstanding 664,097 shares             3,320,485
  Paid-in capital surplus                                                                                     3,320,485
  Retained earnings                                                                                            (110,439)
  Unrealized holding gains on available for sale securities, net of tax                                          24,511
-----------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                                                 6,555,042
-----------------------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                             $53,680,223
-----------------------------------------------------------------------------------------------------------------------

                See Accompanying Notes to Financial Statements


COMMUNITY BANKING COMPANY OF FITZGERALD
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Unrealized
                                                                                 Additional    Retained       Holding
                                                                                  Paid-in      Earnings        Gains
                                                                                  Capital     (Accumulated   (Losses) on
                                                                 Common Stock     Surplus      Deficit)      Securities   TOTAL
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1996                                           $        -  $        -     $       -        $     -  $        -

 Issuance of 664,097 shares of common stock                         3,320,485   3,320,485             -              -   6,640,970
 Net loss                                                                   -           -      (110,439)             -    (110,439)
 Valuation allowance adjustment on securities
    available for sale                                                      -           -             -         24,511      24,511
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                                         $3,320,485  $3,320,485     $(110,439)       $24,511  $6,555,042
==================================================================================================================================

                See Accompanying Notes to Financial Statements


COMMUNITY BANKING COMPANY OF FITZGERALD
STATEMENT OF INCOME
-------------------------------------------------------------------------------------------
                                                                               Year Ended
                                                                              December 31,
                                                                            ---------------
                                                                                  1996
-------------------------------------------------------------------------------------------
INTEREST INCOME:
 Interest and fees on loans                                                      $1,537,091
 Interest on  federal funds sold                                                    342,546
 Interest on securities - U.  S. Governmental agencies and corporations             703,077
-------------------------------------------------------------------------------------------
   Total interest income                                                          2,582,714
-------------------------------------------------------------------------------------------
INTEREST EXPENSE:
 Interest on NOW and money market deposits                                          192,993
 Interest on savings deposits                                                        49,242
 Interest on time deposits                                                        1,125,056
    Interest on federal funds purchased                                                 146
    Interest on other borrowing                                                      11,715
-------------------------------------------------------------------------------------------
   Total interest expense                                                         1,379,152
-------------------------------------------------------------------------------------------
  Net interest income before loan losses                                          1,203,562
  Less - provision for loan losses                                                   21,000
-------------------------------------------------------------------------------------------
   Net interest income after provision for loan losses                            1,182,562
-------------------------------------------------------------------------------------------
OTHER OPERATING INCOME:
 Service charges on deposit accounts                                                136,456
 Other service charges, commissions and fees                                         32,130
 Other income                                                                        11,011
-------------------------------------------------------------------------------------------
   Total other operating income                                                     179,597
-------------------------------------------------------------------------------------------
OTHER OPERATING EXPENSES:
 Salaries                                                                           510,458
 Employee benefits                                                                  124,239
 Net occupancy expenses                                                              82,222
 Equipment rental and depreciation of equipment                                     103,805
 Amortization of goodwill                                                           127,167
 Other expenses                                                                     582,476
-------------------------------------------------------------------------------------------
   Total other operating expenses                                                 1,530,367
-------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                                           (168,208)

 Add - income tax benefit                                                           (57,769)
-------------------------------------------------------------------------------------------
NET LOSS                                                                         $ (110,439)
===========================================================================================
LOSS PER SHARE  - based on weighted average outstanding shares of, 664,097           $(0.17)
===========================================================================================

                See Accompanying Notes to Financial Statements


COMMUNITY BANKING COMPANY OF FITZGERALD
STATEMENT OF CASH FLOWS
-----------------------------------------------------------------------------------------------
                                                                                   Year Ended
                                                                                  December 31,
                                                                                ---------------
                                                                                      1996
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                                          $   (110,439)
 Adjustments to reconcile net loss to net cash used in operating activities:
  Provision for loan losses                                                              21,000
  Depreciation                                                                           85,961
  Amortization of intangible assets                                                     127,167
  Changes in accrued income and other assets                                           (640,660)
  Changes in accrued expenses and other liabilities                                     131,783
-----------------------------------------------------------------------------------------------
   Net cash used in operating activities                                               (385,188)
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Net change in loans made to customers                                               (1,775,150)
 Purchases of available for sale securities                                         (19,400,701)
 Proceeds from maturities of available for sale securities                            1,500,000
 Purchases of property and equipment                                                   (365,063)
-----------------------------------------------------------------------------------------------
   Net cash used in investing activities                                            (20,040,914)
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of common stock                                               6,640,970
 Assumption of deposits on acquisition, net of reduction for purchased assets        17,828,165
 Net change in demand and savings accounts                                            2,293,341
 Net change in other time deposits                                                      668,985
-----------------------------------------------------------------------------------------------
   Net cash provided by financing activities                                         27,431,461
-----------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                             7,005,359
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                                  -
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                             $  7,005,359
===============================================================================================

                See Accompanying Notes to Financial Statements

COMMUNITY BANKING COMPANY OF FITZGERALD
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------


A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

  The accounting and reporting policies of the Bank conform with generally accepted accounting principles and practices within the banking industry. The policies that materially affect financial position and the results of operations are summarized as follows:

  1.  REPORTING ENTITY - The Bank was organized as Community Banking Company of
      ----------------
      Fitzgerald and operates as a state chartered bank in Fitzgerald, Georgia. The Bank received its charter from the Georgia Department of Banking and Finance as of April 18, 1996.

  2.  SECURITIES - The classification of securities is determined at the date of
      ----------
      purchase. Gains or losses on the sale of securities are recognized on a specific identification basis.

      Securities available for sale, primarily debt securities, are recorded at fair value with unrealized gains or losses (net of tax effect) excluded from earnings and reported as a component of shareholders' equity. Securities available for sale will be used as a part of the Bank's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk, and other factors. Investment securities, primarily debt securities, are stated at cost, net of the amortization of premium and the accretion of discount. The Bank intends and has the ability to hold such securities on a long-term basis or until maturity.

      The market value of securities is generally based on quoted market prices. If a quoted market price is not available, market value is estimated using quoted market prices for similar securities.

  3.  LOANS AND INTEREST INCOME - Loans are stated at the amount of unpaid
      -------------------------
      principal, reduced by net deferred loan fees, unearned discount, and a
      valuation allowance for possible loan losses.    Interest on simple
      interest installment loans and other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

  4.  ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is available to
      -------------------------
      absorb losses inherent in the credit extension process. The entire allowance is available to absorb losses related to the loan and lease portfolio and other extensions of credit, including off-balance sheet credit exposures. Credit exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

      The adequacy of the allowance for loan losses is reviewed regularly by management. Additions to the allowance for loan losses are made by charges to the provision for loan losses. On a quarterly basis, a comprehensive review of the adequacy of the allowance for loan losses is performed. This assessment is made in the context of historical losses, as well as existing economic conditions.

      Management believes that the allowance for possible loan losses is adequate. While management uses available information to recognize losses on loans and other real estate, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for possible loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgement of information available to them at the time of their examination.

      In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in an operating cycle of one year relate to the determination of the allowance for possible loan losses and the

                See Accompanying Notes to Financial Statements

COMMUNITY BANKING COMPANY OF FITZGERALD
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------

      valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for possible loans losses and real estate owned, management obtains independent appraisals for significant properties.

      In 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114), which was amended in 1994 by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure" (SFAS 118). These standards address the accounting for certain loans when it is probable that all amounts due pursuant to the contractual terms of the loan will not be collected. Individually identified impaired loans are measured based on the present value of payments expected to be received, using the historical effective loan rate as the discount rate. Loans that are to be foreclosed or that are solely dependent on the collateral for repayment may alternatively be measured based on the fair value of the collateral for such loans. Measurement may also be based on observable market prices. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses.

  5.  PREMISES AND EQUIPMENT - Premises and equipment are stated at cost, less
      ----------------------
      accumulated depreciation. Depreciation is charged to operating expenses over the estimated useful lives of the assets and is computed on the straight-line method. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Gains or losses from disposition of property are reflected in operations and the asset account is reduced.

  6.  OTHER REAL ESTATE OWNED -  Other real estate owned, acquired principally
      -----------------------
      through foreclosure, is stated at the lower of cost or net realizable value. Loan losses incurred in the acquisition of these properties are charged against the allowance for possible loan losses at the time of foreclosure. Subsequent write-downs of other real estate owned are charged against the current period's expense.

  7.  INCOME TAXES - The liability method of accounting is used for income
      ------------
      taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, as well as for operating losses and tax credit carry-forwards, using enacted laws and rates. Deferred tax expense represents the net change in the deferred tax asset or liability balance during the year. This amount, together with income taxes currently payable or refundable for the current year, represents the total income tax expense for the year.

  8.  CASH AND CASH EQUIVALENTS - For purposes of reporting cash flows, cash and
      -------------------------
      cash equivalents include cash on hand, amounts due from banks, highly liquid debt instruments purchased with an original maturity of three months or less, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Interest bearing deposits in other banks with original maturities of less than three months are included.

  9.  EMPLOYEE RETIREMENT PLAN - The Bank has a profit sharing plan covering
      ------------------------
      substantially all of its employees meeting age and length of service requirements. Contribution to the plan are made at the discretion of the Board of Directors.

  10. USE OF ESTIMATES - The preparation of financial statements in conformity
      ----------------
      with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                See Accompanying Notes to Financial Statements

COMMUNITY BANKING COMPANY OF FITZGERALD
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------

B. ACQUISITION ACTIVITY
   --------------------

  On April 18, 1996, the Bank purchased the assets and liabilities of the Fitzgerald, Georgia branch of NationsBank, N.A. (formerly Bank South, N.A.) in a transaction properly accounted for under the purchase method of accounting.

-------------------------------------------------------------------------------
LIABILITIES ASSUMED AND ASSETS ACQUIRED:
 Customer deposits assumed                                          $43,698,774
 Accrued interest payable on deposits                                   356,810
-------------------------------------------------------------------------------
      Total liabilities assumed                                      44,055,584
-------------------------------------------------------------------------------
 Less:
  Loans purchased, net of estimated loan losses                      21,424,166
  Accrued interest receivable purchased                                 232,761
  Real estate and equipment                                           1,877,553
  Premium paid to seller on deposits assumed and loans purchased      2,692,939
-------------------------------------------------------------------------------
      Total assets acquired                                          26,227,419
-------------------------------------------------------------------------------
 Net cash received from acquisition                                 $17,828,165
-------------------------------------------------------------------------------

  The net cash received was less than the fair value of net liabilities assumed by $3,332,326. Based on appraisal values, $425,929 was allocated to land and $213,458 was allocated to building and equipment which will be depreciated over the estimated remaining useful lives of the assets. The remainder of $2,692,939, representing premiums paid for loans and deposits, has been allocated to goodwill and is being amortized on the straight line method for 15 years.

C. INVESTMENT SECURITIES
   ---------------------

  Debt and equity securities have been classified in the balance sheet according to management's intent. The following table reflects the amortized cost and estimated market values of investments in debt securities held at December 31, 1996. In addition, gross unrealized gains and gross unrealized losses are disclosed as of December 31, 1996, in accordance with Statement of Position 90-11 of the American Institute of Certified Public Accountants, which is effective for financial statements covering fiscal years ending after December 15, 1990.

  The book value and market values of securities available for sale were:

-------------------------------------------------------------------------------------------------
                                                            Unrealized  Unrealized   Estimated
                                            Amortized Cost    Gains      Losses     Market Value
-------------------------------------------------------------------------------------------------
DECEMBER 31, 1996:
 Non-mortgage backed debt securities of:
  U.S. Treasury                                $ 4,006,354     $ 9,122  $        -    $ 4,015,476
  Other U.S. Government Agencies                13,857,211      28,014           -     13,885,225
-------------------------------------------------------------------------------------------------
      Total                                    $17,863,565     $37,136  $        -    $17,900,701
=================================================================================================

  The book and market values of pledged securities were $2,091,751 and $2,094,690 respectively, at December 31, 1996.
  The amortized cost and estimated market value of debt securities available for sale at December 31, 1996, by contractual

                See Accompanying Notes to Financial Statements

COMMUNITY BANKING COMPANY OF FITZGERALD
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------

  maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

                                                        Available for Sale
------------------------------------------------------------------------------------
                                              Amortized Cost  Estimated Market Value
------------------------------------------------------------------------------------
Due in one year or less                          $ 3,500,718             $ 3,505,941
    Due after one year through five years         13,858,392              13,890,307
    Due after five years through ten years           504,455                 504,453
Due after ten years                                        -                       -
------------------------------------------------------------------------------------
   Total                                         $17,863,565             $17,900,701
====================================================================================

  The market value is established by an independent pricing service as of the approximate dates indicated. The differences between the book value and market value reflect current interest rates and represent the potential loss (or gain) had the portfolio been liquidated on that date. Security losses (or gains) are realized only in the event of dispositions prior to maturity.

  At December 31, 1996, the Bank did not hold investment securities of any single issuer, other than obligations of the U.S. Treasury and other U.S. Government agencies, whose aggregate book value exceeded ten percent of shareholders' equity.

D.    LOANS
      -----

  The following is a summary of the loan portfolio by principal categories at December 31, 1996:

                                                                                 1996
-----------------------------------------------------------------------------------------
    Loans secured by 1 to 4 -family residential properties                    $ 8,422,710
    Loans secured by multi-family and non-farm, non-residential properties      3,385,410
    Other loans secured by real estate                                          1,205,876
    Commercial and industrial loans                                             4,495,961
    Consumer loans                                                              5,976,108
    Other loans                                                                    54,109
-----------------------------------------------------------------------------------------
      Subtotal                                                                 23,540,174
      Less:  Unearned income                                                       (2,712)
-----------------------------------------------------------------------------------------
        Total                                                                 $23,537,462
=========================================================================================

E. ALLOWANCE FOR LOAN LOSSES
   -------------------------

  A summary of changes in allowance for loan losses of the Bank for the year ended December
  1996:

                                                                         1996
--------------------------------------------------------------------------------

Balance allocated at inception on  acquisition, April 18, 1996          $385,000
Add: Provision for possible loan losses                                   21,000
Less:  Loans charged off                                                  47,125
     Recoveries on loans previously charged off                             (271)
           Net loans charged off                                          46,854
--------------------------------------------------------------------------------
Balance, end of year                                                    $359,146
================================================================================

                See Accompanying Notes to Financial Statements

COMMUNITY BANKING COMPANY OF FITZGERALD
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------

F. BANK PREMISES AND EQUIPMENT
   ---------------------------

  The following is a summary of asset classifications and depreciable lives for the Bank at December 1996.

-------------------------------------------------------------------------------
                                               Useful Lives (Years)     1996
-------------------------------------------------------------------------------
     Land                                                            $  552,175
     Banking house and improvements                     8-40          1,181,614
     Equipment, furniture, and fixtures                 5-10            367,738
     Software and capitalized conversion costs             3            141,089
-------------------------------------------------------------------------------
   Total                                                              2,242,616
     Less - accumulated depreciation                                    (85,961)
-------------------------------------------------------------------------------
      Bank premises and equipment, net                               $2,156,655
===============================================================================

  Depreciation included in operating expenses amounted to $85,961 in 1996.

G. DEPOSITS
   --------

  Interest-bearing deposit liabilities contained $7,494,483 in NOW accounts at December 31, 1996.

H. SHORT-TERM BORROWINGS
   ----------------------

  From time to time, short-term borrowings in the form of Federal funds purchased may be used to meet liquidity needs. At December 31, 1996 the Bank had lines of credit for federal funds purchased of $1,000,000 and $1,500,000 respectively, with corresponding institutions.

I. PROVISION FOR INCOME TAXES
   --------------------------

  The provision for income taxes for the years ended December 31, 1996 was computed as follows:

------------------------------------------------------------------------
                                                                1996
------------------------------------------------------------------------
    Current tax expense                                       $      0
    Deferred tax benefit                                       (57,769)
------------------------------------------------------------------------
     Net income tax benefit                                   $(57,769)
========================================================================

  Deferred income taxes are reflected for certain timing differences between book and taxable income and will be reduced in future years as these timing differences reverse. The reasons for the difference between the actual tax expense and tax computed at the federal income tax rate are as follows:

---------------------------------------------------------------------------------------------
                             Years Ended December 31,                                  1996
---------------------------------------------------------------------------------------------
   Tax on pretax income at statutory rate, including effect of loss carryforwards    $(57,191)
   Tax-exempt interest income                                                          (1,882)
   Non-deductible interest expense related to tax-exempt income                           175
   Non-deductible business entertainment                                                   96
   Other differences                                                                    1,033
---------------------------------------------------------------------------------------------
       Total                                                                         $(57,769)
=============================================================================================
   Net effective tax rate                                                               (34.3)%
=============================================================================================

                See Accompanying Notes to Financial Statements

COMMUNITY BANKING COMPANY OF FITZGERALD
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------




                See Accompanying Notes to Financial Statements

COMMUNITY BANKING COMPANY OF FITZGERALD
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------

  The sources and tax effects of temporary differences that give rise to significant portions of deferred income tax assets (liabilities) are as follows:

--------------------------------------------------------------------
                                                              1996
--------------------------------------------------------------------
Deferred Income Tax Asset - Net operating loss carryover    $ 74,521
Deferred Income Tax Liabilities:
 Unrealized loss on available for sale securities            (12,627)
 Depreciation                                                 (7,962)
 Provision for loan losses, net                               (8,790)
--------------------------------------------------------------------
 Net deferred tax asset                                     $ 45,142
====================================================================

  The Bank has available at December 31, 1996, $219,182 of unused operating loss carryforwards that may be applied against future taxable income and that expire in 2011. No allowance was recorded against the deferred tax asset because the Bank expects to generate sufficient future taxable income against which its loss carryforward can be offset.

J. RETIREMENT PLAN
   ---------------

  The Bank has a 401(k) plan covering substantially all of its employees meeting age and length-of-service requirements. Matching contributions to the plan are at the discretion of the Board of Directors. Retirement plan expenses charged to operations amounted to $2,645 for 1996.

K.  LIMITATION ON DIVIDENDS
    -----------------------

  The Board of Directors of any state-chartered bank in Georgia may declare and pay cash dividends on its outstanding capital stock without any request for approval of the Bank's regulatory agency if the following conditions are met:

   1) Total classified assets at the most recent examination of the bank do not exceed eighty (80) percent of equity capital.

   2) The aggregate amount of dividends declared in the calendar year does not exceed fifty (50) percent of the prior year's net income.

   3) The ratio of equity capital to adjusted total assets shall not be less than six (6) percent.

  As of January 1, 1997, the Bank could not pay dividends without regulatory consent.

L. FINANCIAL INSTRUMENTS
   ---------------------

  The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in those particular financial instruments.

  The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                See Accompanying Notes to Financial Statements

COMMUNITY BANKING COMPANY OF FITZGERALD
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------


  The Bank does require collateral or other security to support financial instruments with credit risk.

--------------------------------------------------------------------------------------------------
                                                                       Contract or Notional Amount
--------------------------------------------------------------------------------------------------
Financial instruments whose contract amounts represent credit risk:
 Commitments to extend credit                                                           $8,535,834
 Standby letters of credit                                                                 165,000
--------------------------------------------------------------------------------------------------
  Total                                                                                 $8,700,834
==================================================================================================

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

  Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. All letters of credit are due within one year of the original commitment date. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

M.  LEASE COMMITMENT
    ----------------

  The Bank leases the equipment which processes and transmits all of the Bank's daily transactions. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are depreciated over the lower of their related lease terms or their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense for 1996. The minimum future lease payments under capital leases as of December 31, 1996, for each of the next five years and in the aggregate are:

-------------------------------------------------------------------------
For Year Ended December 31,
-------------------------------------------------------------------------
      1997                                                        $11,148
      1998                                                         11,148
      1999                                                         11,148
      2000                                                         11,148
      2001                                                          1,858
--------------------------------------------------------------------------
                Total minimum lease payments                      $46,450
-------------------------------------------------------------------------

N.  RELATED PARTY TRANSACTIONS
    --------------------------

  In the ordinary course of business, the Bank has direct and indirect loans outstanding to or for the benefit of certain executive officers and directors. These loans were made on substantially the same terms as those prevailing, at the time made, for comparable loans to other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. The following is a summary of activity during 1996 with respect to such loans to these individuals:

Related party loans acquired at inception, April 18, 1996    $ 1,847,213
  New loans                                                      943,167
  Repayments                                                  (1,444,270)
------------------------------------------------------------------------
   Balances at December 31, 1996                             $ 1,346,110
========================================================================

                See Accompanying Notes to Financial Statements

COMMUNITY BANKING COMPANY OF FITZGERALD
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------


O. DISCLOSURES RELATING TO STATEMENTS OF CASH FLOWS
   ------------------------------------------------

  Interest  - Cash paid during the years for interest was as follows:
  ---------


-------------------------------------------------------------
                                                     1996
-------------------------------------------------------------
     Interest on deposits                          $1,391,884
-------------------------------------------------------------

  Other Non-Cash Transactions -  Other non-cash transactions relating to
  ---------------------------
investing and financing activities were as follows:


-----------------------------------------------------------------------
                                                                 1996
-----------------------------------------------------------------------
Increase in unrealized gain on available for sale securities    $37,136
-----------------------------------------------------------------------

P. CREDIT RISK CONCENTRATION
   -------------------------

  The Bank grants agribusiness, commercial, and residential loans to its customers. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on the area's economic stability. The primary trade area is generally that area within fifty miles.

  The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of policy, does not extend credit in excess of the legal lending limit to any single borrower or group of related borrowers.

Q. FAIR VALUES OF FINANCIAL INSTRUMENTS
   ------------------------------------

  SFAS No. 107, Disclosures about Fair Value of Financial Instruments requires
                -----------------------------------------------------
  disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheets, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of Bank's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered as representative of the liquidation value of the Bank, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Bank since purchase, origination, or issuance.

  CASH AND SHORT-TERM INVESTMENTS - For cash, due from banks, federal funds sold
  -------------------------------
  and interest-bearing deposits with other banks, the carrying amount is a reasonable estimate of fair value.

  INVESTMENT SECURITIES HELD TO MATURITY AND SECURITIES AVAILABLE FOR SALE -
  ------------------------------------------------------------------------
  Fair values for investment securities are based on quoted market prices.

  LOANS AND MORTGAGE LOANS HELD FOR SALE - The fair value of fixed rate loans is
  --------------------------------------
  estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

  DEPOSIT LIABILITIES - The fair value of demand deposits, savings accounts and
  -------------------
  certain money market deposits are the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

  FEDERAL FUNDS PURCHASED - The carrying value of federal funds purchased
  -----------------------
  approximates their fair value.

  FHLB ADVANCES - The fair value of the Bank's fixed rate borrowings are
  -------------
  estimated using discounted cash flows, based on Bank's current incremental borrowing rates for similar types of borrowing arrangements.


                See Accompanying Notes to Financial Statements

COMMUNITY BANKING COMPANY OF FITZGERALD
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------

  LONG-TERM DEBT AND CONVERTIBLE SUBORDINATED DEBENTURES - Rates currently
  ------------------------------------------------------
  available to the Bank for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

  COMMITMENTS TO EXTEND CREDIT, STANDBY LETTERS OF CREDIT AND FINANCIAL
  ---------------------------------------------------------------------
  GUARANTEES WRITTEN  - Because commitments to extend credit and standby letters
  ------------------
  of credit are made using variable rates, the contract value is a reasonable estimate of fair value.

  LIMITATIONS - Fair value estimates are made at a specific point in time, based
  -----------
  on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on many judgements. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include the mortgage banking operation, deferred income taxes, premises and equipment and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

  The carrying amount and estimated fair values of the Banks' financial instruments at December 31, 1996, are as follows:

---------------------------------------------------------------------------------------------------------------------
                                                                                                   1996
---------------------------------------------------------------------------------------------------------------------
                                                                                      Carrying Amount    Estimated
                                                                                                            Fair
                                                                                                           Value
---------------------------------------------------------------------------------------------------------------------
ASSETS:
    Cash and short-term investments                                                       $ 7,005,359     $ 7,005,359
    Securities available for sale                                                          17,900,701      17,900,701
    Loans                                                                                  23,537,462      23,271,456
---------------------------------------------------------------------------------------------------------------------
LIABILITIES-
    Deposits                                                                               46,661,100      52,144,150
---------------------------------------------------------------------------------------------------------------------
UNRECOGNIZED FINANCIAL INSTRUMENTS:
     Commitments to extend credit                                                           8,535,834       8,535,834
                        Standby letters of credit and financial guarantees written            165,000         165,000
---------------------------------------------------------------------------------------------------------------------

R. REGULATORY MATTERS
   ------------------

  The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 1996, the most recent notification from the Office of the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, and Tier I leverage ratios as set forth

                See Accompanying Notes to Financial Statements

COMMUNITY BANKING COMPANY OF FITZGERALD
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

  in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

  The Bank's actual capital amounts and ratios are also presented in the Table.

-------------------------------------------------------------------------------------------------------------------------
                                                                                           To Be Well Capitalized
                                                            For Capital                    Under Prompt Corrective
                                  Actual                 Adequacy Purposes                    Action Provisions
                             --------------------------------------------------------------------------------------------
                              Amount    Ratio      Amount            Ratio              Amount             Ratio
                             ---------  ------  ------------  --------------------   -------------   --------------------
-------------------------------------------------------------------------------------------------------------------------
As of December 31, 1996

Total Capital To                                                 (equal to or                         (equal to or
(Risk Weighted Assets)       4,323,000   16.3%     2,121,000     greater than)8.0%      2,652,000     greater than)10.0%

Tier I Capital To                                                (equal to or                         (equal to or
   (Risk-Weighted Assets)    3,964,000   14.9%     1,064,000     greater than)4.0%      1,596,000     greater than)6.0%

Tier I Capital To                                                (equal to or                         (equal to or
   (Average Assets)          3,964,000   7.74%     2,048,000     greater than)4.0%      2,560,000      greater than)5.0%

-------------------------------------------------------------------------------------------------------------------------


                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

  The following documents are filed as exhibits hereto:

 Exhibit No.             Description
 -----------             -----------

        2.1 Plan of Reorganization dated October 25, 1996 by and among CBC Holding Company, Community Banking Company of Fitzgerald and Interim Fitzgerald Company

        3.1    Articles of Incorporation of CBC Holding Company

        3.2    Bylaws of CBC Holding Company

        4.1    Specimen Common Stock Certificate.

        4.2    Articles of Incorporation of CBC Holding Company (filed as
               Exhibit 3.1 hereto).

        4.3    Bylaws of CBC Holding Company (filed as Exhibit 3.2 hereto).

        21.1   List of subsidiaries of CBC Holding Company

        27.1   Financial Data Schedule (for SEC use only)

        99.1 CBC Holding Company Notice of Special Meeting and Proxy Statement dated February 10, 1997.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              CBC HOLDING COMPANY



                              By: /s/ L. Wayne Lowrey
                                  -------------------

                                    Name: L. Wayne Lowrey
                                          --------------------------------------

                                    Title: President and Chief Executive Officer
                                           -------------------------------------


Date:

-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                              ____________________


                                    Exhibits

                                       to

                                   FORM 10-SB

                  General Form for Registration of Securities

                                     Under

                           The Securities Act of 1934


                              ____________________


                              CBC HOLDING COMPANY
             (Exact name of registrant as specified in its charter)

                                 EXHIBIT INDEX


      Exhibit
        No.            Description
      -------          -----------

        2.1 Plan of Reorganization dated October 25, 1996 by and among CBC Holding Company, Community Banking Company of Fitzgerald and Interim Fitzgerald Company

        3.1    Articles of Incorporation of CBC Holding Company

        3.2    Bylaws of CBC Holding Company

        4.1    Specimen Common Stock Certificate.

        4.2    Articles of Incorporation of CBC Holding Company (filed as
               Exhibit 3.1 hereto).

        4.3    Bylaws of CBC Holding Company (filed as Exhibit 3.2 hereto).

        21.1   List of subsidiaries of CBC Holding Company

        27.1  Financial Data Schedule (for SEC use only)

        99.1 CBC Holding Company Notice of Special Meeting and Proxy Statement dated February 10, 1997.